UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2013.

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1‑10560

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE

ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.      Statements of Net Assets Available for Benefits as of December 30, 2013 and 2012

2.      Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2013

3.      Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2013*

EXHIBITS

23                                  Consent of Independent Registered Public Accounting Firm

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By: /s/ Donald F. Adam
Donald F. Adam
Chief Financial Officer of
Benchmark Electronics, Inc.

Date: June 27, 2014

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2013 and 2012

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for
Benefits as of December 30, 2013 and 2012	2

Statement of Changes in Net Assets Available for
Benefits for the year ended December 30, 2013	3

Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
December 30, 2013	11

Report of Independent Registered Public Accounting Firm

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 30, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan as of December 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 30, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Houston, Texas

June 27, 2014

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2013 and 2012

	2013	2012

Assets:
Investments, at fair value	$178,668,533	$148,405,450

Receivables:
Employer contributions	260,440	217,818
Participant contributions	450,343	316,431
Notes receivable from participants	4,338,497	4,004,526

Total receivables	5,049,280	4,538,775

Net assets available for benefits at fair value	$183,717,813	$152,944,225

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2013

Investment income:
Interest	$1,173,449
Dividends	938,124
Net gain on investments in pooled separate accounts	3,738,776
Net gain on investments in mutual funds	17,771,117
Net appreciation in fair value of common stock	3,283,612

26,905,078

Interest income on notes from participants	178,445

Contributions:
Employer	4,041,767
Participant	8,492,340
Rollovers	713,600

13,247,707

Benefits paid to participants	(9,540,992)
Administrative fees	(16,650)

Net increase	30,773,588

Net assets available for benefits:
Beginning of year	152,944,225

End of year	$183,717,813

See accompanying notes to financial statements.

(1)       Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)       General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the following affiliates of the Company: Benchmark Electronics Huntsville Inc., Benchmark Electronics California, Incorporated, Benchmark Electronics Manufacturing Solutions, Inc. and Benchmark Electronics Manufacturing Solutions (Moorpark), Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan has adopted the Prudential Retirement Prototype Plan (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company and the investment committee. Prudential Bank & Trust, FSB is trustee of the Plan and Prudential Retirement Insurance and Annuity Company is the record keeper.

(b)       Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2013 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 14 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

(c)        Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)       Vesting

Participants are immediately vested in their contributions and in employer matching contributions to the Plan plus actual earnings thereon.

(e)        Notes Receivable from Participants

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $75 loan processing fee.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

(f)        Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative fees in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)       Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates or rollover to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

 (h)      Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(i)        Forfeited Accounts

At December 30, 2013 and 2012, forfeited participant’s accounts totaled $5,736 and $1,233. These accounts will be used to reduce future employer contributions.

(2)       Summary of Accounting Policies

(a)       Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)       Investment Valuation

The Plan’s investments are stated at fair value. The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common/collective trust funds are valued based upon the quoted market values of the underlying assets. The Guaranteed Income Fund (GIF) is an evergreen group annuity contract and is valued at contract value as estimated by Prudential Retirement Insurance and Annuity Company. The GIF’s interest rates are adjusted to market semi-annually. Accordingly, the GIF contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The GIF is a fully benefit-responsive annuity contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)        Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 5.5% and 5.6% of the Plan’s net assets as of December 30, 2013 and 2012, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(d)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e)        Payment of Benefits

Benefits are recorded when paid.

(f)      Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

(3)       Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(4)       Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections. Management has evaluated the Plan’s tax positions, and has concluded that as of December 30, 2013, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(5)       Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2013 and 2012 is as follows:

	2013	2012
Net assets available for benefits
reported per the Form 5500	$183,007,030	$152,409,976
Adjustment in employer contributions receivable	260,440	217,818
Adjustment in participants contributions receivable	450,343	316,431

Net assets available for benefits
reported in the accompanying statement	$183,717,813	$152,944,225

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2013 is as follows:

Net changes in net assets available for benefits
reported per the Form 5500	$30,597,054
Adjustment in contributions from employer	42,622
Adjustment in contributions from participants	133,912

Net changes in net assets available for benefits
reported in the accompanying statement	$30,773,588

(6)         Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2013 and 2012:

	2013	2012

Guaranteed Income Fund	$54,110,086	$51,050,535
Artisan Mid Cap Value Fund, Institutional Class	15,131,082	11,326,666
American Funds Europacific Growth Fund®, Class R-4	14,720,839	11,071,533
Dryden S&P 500® Index Fund	13,877,796	10,632,595
PIMCO Total Return Fund, Class D	13,164,070	13,246,639
Dreyfus Appreciation Fund, Inc., Investor Class	10,902,682	9,682,660
JPMorgan Small Cap Equity Fund, Select Class	10,582,946	*
Benchmark Electronics, Inc. Common Stock Fund	10,095,713	8,595,066
Prudential Jennison 20/20 Focus Fund, Class Z	9,286,517	*

* Investment not greater than 5 percent.

(7)       Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc. which is the parent company for Prudential Bank & Trust, FSB, the trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

(8)     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The GIF earned an average yield and credited an interest rate to the participants of 2.50% and 2.20%, respectively, for the year ended December 30, 2013. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets.

(9)       Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy of inputs is employed to determine fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). An asset or liability’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2       Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 30, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds	$98,794,238	-	-	98,794,238
Common stocks	10,095,713	-	-	10,095,713
Guaranteed income fund	-	54,110,086	-	54,110,086
Pooled separate accounts	13,877,796	1,790,700	-	15,668,496
Total investments at fair value	$122,767,747	55,900,786	-	178,668,533

As of December 30, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds	$76,963,797	-	-	76,963,797
Common stocks	8,595,066	-	-	8,595,066
Guaranteed income fund	510,505	50,540,030	-	51,050,535
Pooled separate accounts	10,632,595	1,163,457	-	11,796,052
Total investments at fair value	$96,701,963	51,703,487	-	148,405,450

(10)     Subsequent Event

On October 2, 2013, the Company purchased the CTS Electronics Manufacturing Solutions, Inc. (“CTS EMS”) business unit of CTS Corporation. As part of the purchase agreement, the assets associated with the employees that transferred from CTS EMS to the Company that were with the CTS Corporation Retirement Savings Plan were to transfer into the Plan. On March 13, 2014, assets totaling approximately $13.1 million were transferred into the Plan. This will be reflected as a 2014 event.

	BENCHMARK ELECTRONICS, INC.
	401(k) EMPLOYEE SAVINGS PLAN

	Employer Identification Number (74-2211011) - Plan Number (001)

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 30, 2013
			(e)
	(a) (b)	(c)	Current
	Identity of issuer	Description of investment	value

	Pacific Investment Management Company LLC	PIMCO Total Return Fund, Class D	$13,164,070

	Artisan Partners Holdings LP	Artisan Mid Cap Value Fund, Institutional Class	15,131,082

	The Dreyfus Corporation	Dreyfus Appreciation Fund, Inc., Investor Class	10,902,682

	Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	14,720,839

	JPMorgan Investment Advisors, Inc.	JPMorgan Small Cap Equity Fund, Select Class	10,582,946

	Teton Advisors, Inc.	TETON Westwood Balanced Fund, Class AAA	7,204,480

*	Prudential Investments LLC	Prudential Jennison 20/20 Focus Fund, Class Z	9,286,517

	MFS® Investment Management	MFS® Value Fund, Class R-4	5,338,877

	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class Y	2,607,016

	American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Institutional Class	3,180,529

	Pioneer Investment Management, Inc.	Pioneer Oak Ridge Small Cap Growth Fund, Class Y	2,512,761

	J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Class R5	4,162,439

		Total Mutual Funds	98,794,238

*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	13,877,796

*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex® Target Balanced Fund	1,790,700

		Total Pooled Separate Accounts	15,668,496

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	54,110,086

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	10,095,713

*	Participants	Notes receivable from participants (rates range from
		4.25% to 9.5% at December 30, 2013)	4,338,497

		Total investments and notes receivable
		from participants (Held at End of Year)	$183,007,030

	Cost information omitted as all investments are participant directed.

*	Represents party-in-interest transactions.

	See accompanying report of independent registered public accountant.